Gmail [redacted]

Investor outreach templates- DM

1 message

[redacted]

To: [redacted]

Cc: [redacted]>

Thu, Jul 24, 2025 at 8:52 AM

These are the DM templates. Again, always accompanied by the Legal Disclaimer.

LEAD INVESTOR OPPORTUNITY

We’re building the first AI-powered social travel marketplace – where anyone can turn their travel expertise into a business. Think: travelers shop trips like fashion, creators earn on their own terms.

Our crowdfunding round is underway. Early backers include a top podcast founder, a VC CFO with deep ties to Bhutan’s hospitality sector, execs from Google Cloud and TripAdvisor, and an Oscar-nominated Disney alum.

We’re blending social commerce with travel content – creating both an economic engine and a community for travel creators and indie brands.

Looking for the right lead investor to join us at this inflection point. If it aligns with your focus, I’d love to connect.

OPTION 2

We’re building ***Shopify for travel creators and operators*** **— blending AI and social commerce** so anyone can sell IRL trips, digital guides, and co-branded experiences directly to their audience.

We’ve started monetizing with a curated group of creators and tour operators already selling on the app. Currently crowdfunding and open to leading participation off-platform.

Would love to share more if this sounds interesting.

LINKEDIN DM

Tripmix was directly inspired by Strava’s community-first approach—helping people build businesses around their shared activities, in our case through travel.

I really connected with your *Running Up That Hill* episode—especially your belief in building slowly, getting community feedback, and focusing on core users over massive scale.

We’re currently crowdfunding and already have early backers including a top podcast founder, a VC CFO/Partner with deep roots in shaping Bhutan’s tourism for sustainable travel, TripAdvisor and Google Cloud execs, and an Oscar-nominated former Disney film producer.

We’ve also built a small but active network of 15 travel creators (avg. reach ~15K each) and two tour operators already selling trips on our app.

Would love to briefly chat or simply share our Wefunder story with you: wefunder.com/tripmix

LEGAL DISCLAIMER

Legal Disclaimer: Tripmix is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

--

TRIPMIX [redacted]